                                                                            1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K
(Mark One)

   [X]             ANNUAL REPORT PURSUANT TO SECTION 15(d)

                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997
                                      OR

   [_]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

 For the Transition period from _____________________to _____________________

                   Commission File No. 33-32504 and 33-1329

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                           (Full Title of the Plan)

                         INLAND STEEL INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)

                                   Delaware
                           (State of Incorporation)
                                  36-3425828
                     (I.R.S. Employer Identification No.)

                   30 West Monroe Street, Chicago, Illinois
                   (Address of principal executive offices)
                                     60603
                                  (Zip Code)

      Registrant's telephone number, including area code: (312) 346-0300

================================================================================

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                           FINANCIAL STATEMENTS AND
                            SUPPLEMENTAL SCHEDULES
                            ----------------------

                          DECEMBER 31, 1997 and 1996
                          --------------------------

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------


                                                              Page
                                                              ----
Report of independent accountants                                1

Financial statements:

 Statements of net assets available
  for plan benefits at December 31,
  1997 and 1996                                                  2

 Statement of changes in net assets
  available for plan benefits for the
  year ended December 31, 1997                                   3

 Statement of changes in net assets
  available for plan benefits for the
  year ended December 31, 1996                                   4

 Notes to financial statements                                5-13

Supplemental schedules:

 Assets held for investment at
  December 31, 1997                                     Schedule I

 Aggregate transactions involving an amount
  in excess of 5% of the current value of
  plan assets for the year ended
  December 31, 1997                                    Schedule II


All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                            REPORT OF INDEPENDENT ACCOUNTANTS
                            ---------------------------------

To the Board of Directors of
Inland Steel Industries, Inc.
and the Participants in the
Inland Steel Industries
Thrift Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Inland Steel Industries Thrift Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     PRICE WATERHOUSE LLP
                                     Chicago, Illinois
                                     May 30, 1998

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN
                BENEFITS WITH FUND INFORMATION AT DECEMBER 31,
                                 1997 AND 1996
                ---------------------------------------------


   Assets                                                           1997          1996
   ------                                                           ----          ----
Investments:

  Inland Steel Industries Common Stock Fund:
    Inland Steel Industries common stock
     (845,725 shares and 829,710 shares at
     December 31, 1997 and 1996, respectively)                  $ 14,483,041  $ 16,594,200
   Cash                                                            1,009,127       725,598
                                                                ------------  ------------
                                                                  15,492,168    17,319,798
                                                                ------------  ------------

  Inland Steel Industries Series ESOP Preferred Stock Fund:
    Shares allocated to participants
     (1,603,623 shares and 1,447,642 shares
     at December 31, 1997 and 1996, respectively)                 77,926,456    70,346,715
    Unallocated shares (1,410,925 shares
     and 1,633,148 shares at December 31,
     1997 and 1996, respectively)                                 68,562,489    79,361,194
                                                                ------------  ------------
                                                                 146,488,945   149,707,909
                                                                ------------  ------------

 Fidelity Stable Value Fixed Income Fund:
    Unallocated investment contracts                             233,070,344   239,868,519
    Pooled investment funds                                       12,022,949    15,737,891
                                                                ------------  ------------
                                                                 245,093,293   255,606,410
                                                                ------------  ------------

 Mutual Benefit Fund (Note 3)                                     14,597,149    13,713,382
 Fidelity Spartan U.S. Equity Index Portfolio                     99,943,886    68,628,045
 Fidelity Retirement Government Money Market Portfolio             6,595,304     6,597,214
 Fidelity Asset Manager                                           70,203,218    60,509,128
 Fidelity Magellan Fund                                           72,712,619    59,120,615
 Warburg Pincus Emerging Growth Fund                              10,959,469     8,509,895
 Pincus International Equity Fund                                  5,225,209     4,843,743
                                                                ------------   -----------
   Total investments                                             687,311,260   644,556,139
                                                                ------------  ------------

Loans receivable from participants                                 9,061,116    13,691,128
Employer contributions receivable                                    241,609       262,894
Cash held by ESOP Trust (Note 5)                                   5,577,771     5,735,792
                                                                ------------  ------------

   Total assets                                                  702,191,756   664,245,953
                                                                ------------  ------------
   Liabilities
   -----------

Notes payable of ESOP Trust (Note 5)                              96,512,751   106,248,011
Interest payable                                                   4,183,415     4,570,768
Accrued administrative expenses                                       15,745        26,618
                                                                ------------   -----------

   Total liabilities                                             100,711,911   110,845,397
                                                                ------------  ------------

Net assets available for plan benefits                          $601,479,845  $553,400,556
                                                                ============  ============

        The accompanying notes are an integral part of these statements.

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      ------------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
          ----------------------------------------------------------

                                                                      Fidelity                      Fidelity
                                                      Fidelity       Retirement                      Spartan
                                       Mutual       Stable Value     Government       Fidelity     U.S. Equity     Fidelity
                                       Benefit      Fixed Income    Money Market       Asset          Index        Magellan
                                        Fund            Fund          Portfolio       Manager       Portfolio        Fund
                                        ----            ----          ---------       -------       ---------        ----
Sources of net assets:
  Employee contributions                      -    $   4,851,726      $   339,320  $  2,625,051   $  3,525,500   $ 3,234,584
  Employer contributions                      -                -                -            -             -             -
  Interfund transfers                         -       (6,337,436)        (209,209)   (1,558,506)     9,306,721      (801,300)
  Loans repaid - principal                    -        2,648,106          119,815       924,959      1,136,000     1,219,794
                 interest                     -          437,187           17,766       146,194        170,152       176,050
  Investment income:
    Interest and dividend income      $1,089,366      16,323,991          354,184     6,180,027      2,175,999     4,653,985
    Realized gain (loss)                      -               -                -      2,269,080      6,340,645     3,334,631
    Unrealized gain (loss)                    -               -                -      4,619,020     15,359,732     7,152,544
                                      ----------   -------------        ---------   -----------    -----------   -----------
     Total investment income           1,089,366      16,323,991          354,184    13,068,127     23,876,376    15,141,160
                                      ----------   -------------        ---------   -----------    -----------   -----------
Total sources of net assets            1,089,366      17,923,574          621,876    15,205,825     38,014,749    18,970,288
                                      ----------   -------------        ---------   -----------    -----------   -----------
Applications of net assets:
  Withdrawals                            205,599      25,791,797          523,244     4,620,637      5,547,395     4,187,547
  Loans issued                                -        2,561,797           99,270       882,824      1,145,495     1,188,663
  Interest expense - notes payable            -               -                -             -              -            -
  Management fees                             -           83,097            1,272         8,274          6,018         2,074
                                      ----------  --------------       ---------    -----------    -----------   -----------
Total applications of net assets         205,599      28,436,691          623,786     5,511,735      6,698,908     5,378,284
                                      ----------   -------------        ---------   -----------    -----------   -----------
Increase (decrease) in net assets     $  883,767   ($ 10,513,117)        ( $1,910)  $ 9,694,090    $31,315,841   $13,592,004
                                      ==========   ==============      ==========   ===========    ===========   ===========

Net assets available for plan
  benefits:
  Beginning of year

  End of year

                                                                                      Inland Steel
                                       Warburg         Warburg        Inland Steel     Industries
                                        Pincus         Pincus          Industries    Series E ESOP
                                       Emerging     International        Common        Preferred
                                        Growth         Equity            Stock           Stock          Loan
                                         Fund           Fund              Fund            Fund          Fund           Total
                                         ----           ----              ----            ----          ----           -----
Sources of net assets:
  Employee contributions              $  845,786     $ 539,842       $     252,162              -            -     $  16,213,971
  Employer contributions                      -            -               428,118   $  10,643,969           -        11,072,087
  Interfund transfers                    570,772       348,435            (240,575)     (1,078,902)          -                -
  Loans repaid - principal               201,522       127,824             140,132              -   ($6,518,152)              -
                 interest                 31,951        17,797              24,281              -            -         1,021,378

  Investment income:
    Interest and dividend income         652,335       753,788             184,742      11,017,876           -        43,386,293
    Realized gain (loss)                 367,712      (205,458)            611,515              -            -        12,718,125
    Unrealized gain (loss)               544,072      (874,784)         (2,191,088)             -            -        24,609,496
                                      ----------     ---------       -------------   -------------   -----------   -------------
     Total investment income           1,564,119      (326,454)         (1,394,831)     11,017,876           -        80,713,914
                                      ----------     ---------       -------------   -------------   -----------   -------------
Total sources of net assets            3,214,150       707,444            (790,713)     20,582,943   (6,518,152)     109,021,350
                                      ----------     ---------       -------------   -------------   -----------   -------------

Applications of net assets:
  Withdrawals                            624,240       253,281             911,583       5,279,839     4,327,825      52,272,987
  Loans issued                           139,951        72,631             125,334              -     (6,215,965)             -
  Interest expense - notes payable            -             -                   -        8,564,320            -        8,564,320
  Management fees                            385            66                  -            3,568            -          104,754
                                      ----------     ---------       -------------   -------------   -----------    ------------

Total applications of net assets         764,576       325,978           1,036,917      13,847,727    (1,888,140)     60,942,061
                                      ----------     ---------       -------------   -------------   -----------    ------------

Increase (decrease) in net assets     $2,449,574     $ 381,466       ($  1,827,630)  $   6,735,216   ($4,630,012)   $ 48,079,289
                                      ==========     =========       =============   =============   ===========

Net assets available for plan
  benefits:
  Beginning of year                                                                                                  553,400,586
                                                                                                                    ------------
  End of year                                                                                                       $601,479,845
                                                                                                                    ============

       The accompanying notes are an integral part of these statements.

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996
          ----------------------------------------------------------

                                                                         Fidelity                      Fidelity
                                                         Fidelity       Retirement                      Spartan
                                             Mutual    Stable Value     Government     Fidelity       U.S. Equity
                                            Benefit    Fixed Income    Money Market      Asset           Index
                                              Fund         Fund         Portfolio       Manager        Portfolio
                                              ----         ----         ---------       -------        ---------
Sources of net assets:
  Employee contributions                         -     $  5,794,112    $   392,220    $ 2,841,348     $ 2,886,138
  Employer contributions                         -              -              -              -               -
  Interfund transfers                            -       (5,781,698)      (431,311)    (3,827,421)      5,970,784
  Loans repaid - principal                       -        3,030,226        132,665      1,087,342       1,069,236
                 interest                        -          475,400         18,807        156,060         150,429
  Investment income:
    Interest and dividend income            $809,704     15,764,090        332,271      4,771,776       1,692,052
    Realized gain (loss)                         -              -              -          379,731       1,162,577
    Unrealized gain (loss)                       -              -              -        1,836,708       9,475,522
                                            --------   ------------    -----------    -----------     -----------
      Total investment income                809,704     15,764,090        332,271      6,988,215      12,330,151
                                            --------   ------------    -----------    -----------     -----------
Total sources of net assets                  809,704     19,282,130        444,652      7,245,544      22,406,738
                                            --------   ------------    -----------    -----------     -----------

Applications of net assets:
  Withdrawals                                196,317     27,358,360        932,015      3,110,782       3,445,611
  Loans issued                                   -        3,583,462         86,316      1,014,194       1,184,274
  Interest expense - notes payable               -              -              -              -               -
  Management fees                                -           84,505          1,499          7,622           3,822
                                            --------   ------------    -----------    -----------     -----------
Total applications of net assets             196,317     31,026,327      1,019,830      4,132,598       4,633,707
                                            --------   ------------    -----------    -----------     -----------
Increase (decrease) in net assets           $613,387   ($11,744,197)   ($  575,178)   $ 3,112,946     $17,773,031
                                            ========   ============    ===========    ===========     ===========

Net assets available for plan benefits:

  Beginning of year

  End of year

                                                                 Warburg             Warburg         Inland Steel
                                                                  Pincus             Pincus           Industries
                                              Fidelity           Emerging         International         Common
                                              Magellan            Growth             Equity             Stock
                                                Fund               Fund               Fund               Fund
                                                ----               ----               ----               ----
Sources of net assets:
  Employee contributions                    $  3,664,413        $  524,655         $  258,216        $   291,560
  Employer contributions                             -                 -                  -              416,775
  Interfund transfers                        (10,418,135)        8,351,776          4,558,419          2,727,895
  Loans repaid - principal                     1,309,761           122,576             56,346            179,416
                 interest                        187,657            17,427              8,915             29,439
  Investment income:
    Interest and dividend income              10,107,508            17,939            193,653            142,468
    Realized gain (loss)                      (2,239,754)          (76,454)            (5,907)          (841,839)
    Unrealized gain (loss)                    (1,425,862)          (45,654)           (58,485)        (1,968,897)
                                            ------------        ----------         ----------        -----------
      Total investment income                  6,441,892          (104,169)           129,261         (2,668,268)
                                            ------------        ----------         ----------        -----------
Total sources of net assets                    1,185,588         8,912,265          5,011,157            976,817
                                            ------------        ----------         ----------        -----------

Applications of net assets:
  Withdrawals                                  4,379,789           327,931            138,738            836,059
  Loans issued                                 1,243,283            74,373             28,656            239,661
  Interest expense - notes payable                   -                 -                  -                  -
  Management fees                                  2,064                66                 20                -
                                            ------------        ----------         ----------        -----------
Total applications of net assets               5,625,136           402,370            167,414          1,075,720
                                            ------------        ----------         ----------        -----------
Increase (decrease) in net assets           ($ 4,439,548)       $8,509,895         $4,843,743        ($   98,903)
                                            ============        ==========         ==========        ===========

Net assets available for plan benefits:

  Beginning of year

  End of year

                                            Inland Steel
                                             Industries
                                            Series E ESOP
                                              Preferred
                                                Stock            Loan
                                                Fund             Fund              Total
                                                ----             ----              -----
Sources of net assets:
  Employee contributions                            -                 -         $ 16,652,662
  Employer contributions                    $11,358,904               -           11,775,679
  Interfund transfers                        (1,150,309)              -                  -
  Loans repaid - principal                          -         ($6,987,568)               -
                 interest                           -                 -            1,044,134
  Investment income:
    Interest and dividend income             10,898,273               -           44,729,734
    Realized gain (loss)                            -                 -           (1,621,646)
    Unrealized gain (loss)                          -                 -            7,813,332
                                            -----------       -----------       ------------
      Total investment income                10,898,273               -           50,921,420
                                            -----------       -----------       ------------
Total sources of net assets                  21,106,868        (6,987,568)        80,393,895
                                            -----------       -----------       ------------

Applications of net assets:
  Withdrawals                                 4,258,278           475,500         45,459,380
  Loans issued                                      -          (7,454,219)               -
  Interest expense - notes payable            9,324,071               -            9,324,071
  Management fees                                12,806               -              112,404
                                            -----------       -----------       ------------
Total applications of net assets             13,595,155        (6,978,719)        54,895,855
                                            -----------       -----------       ------------
Increase (decrease) in net assets           $ 7,511,713       ($    8,849)        25,498,040
                                            ===========       ===========

Net assets available for plan benefits:

  Beginning of year                                                              527,902,516
                                                                                ------------
  End of year                                                                   $553,400,556
                                                                                ============

       The accompanying notes are an integral part of these statements.

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1997 AND 1996
                          --------------------------


NOTE 1 - DESCRIPTION OF THE PLAN:
--------------------------------

The Inland Steel Industries Thrift Plan ("Plan") is a defined contribution profit sharing (thrift-savings) plan which is available to all salaried, nonbargaining unit employees of Inland Steel Industries, Inc. ("Company") and certain of its subsidiaries and affiliates (the Company, the subsidiaries, and its affiliates collectively referred to as "Employers"). The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), was adopted effective January 1, 1975. In 1989, the Company amended the Plan to include an Employee Stock Ownership Plan ("ESOP"), effective January 1, 1990.

Employees electing to participate in the Plan may contribute up to fifteen percent of their base salary. Participants have the option of making contributions on a before-tax (limited to ten percent of base salary) and/or after-tax basis. The first five percent of participants' contributions (the "basic contribution") is matched as follows by the Employers. A participant who is an employee of the Company or its participating subsidiaries receives an allocation to his or her ESOP account of shares of Company Series E ESOP Convertible Preferred Stock ("Series E Preferred Stock") and, under certain circumstances, Company common stock, with a fair market value equal to such participant's basic contribution. Because employees of I/N Tek and I/N Kote (joint venture partnerships owned by subsidiaries of the Company and Nippon Steel Corporation) are not permitted by law to participate in the ESOP portion of the Plan, employer matching contributions for these employees are made in cash, which is then invested in Company common stock and credited to each participant's Inland Steel Industries Stock Fund ("Common Stock Fund") account. For purposes of determining the number of shares to be contributed to participant accounts, Company common stock is valued at the closing price per share on the New York Stock Exchange - Composite Transactions on the last day such stock was traded prior to the date of contribution. The Series E Preferred Stock is currently valued at $48.594 per share, as determined annually by an independent appraiser, plus accrued dividends.

Participants can designate the investment of their contributions in integral multiples of one percent in any of the Fidelity Retirement Government Money Market Portfolio, Fidelity Stable Value Fixed Income Fund, Fidelity Spartan U.S. Equity Index Portfolio (previous to 1997, the name of this fund was Fidelity U.S. Equity Index Portfolio), Fidelity Asset Manager, Fidelity Magellan Fund, Inland Steel Industries Common Stock Fund, Warburg Pincus Emerging Growth Fund or the Warburg Pincus International Equity fund. The Warburg Pincus Emerging Growth Fund and the Warburg Pincus International Equity became available as investment options for Plan participants effective May 6, 1996. Individual participant accounts are maintained for each investment fund as well as for individual ESOP accounts to record participant contributions, employer matching contributions, investment appreciation or depreciation, dividends and interest income. Dividends on shares of Company common stock and Series E Preferred Stock that have been allocated to individual participant accounts are credited to participant accounts in the form of additional shares of stock.

Participants vest immediately in their contributions and the earnings thereon. Participants with less than five years of vesting service become vested in the Company's matching contributions twenty-four months after the contributions are made. Participants become immediately vested in all of the Company's matching contributions upon the completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan. Upon termination of employment for reasons other than a distributable event, nonvested matching contributions are forfeited at the time of distribution. Nonvested Company contributed Series E Preferred Stock and shares of Company common stock that are forfeited are used to reduce future contributions by the Company. At December 31, 1997, 3,308 forfeited shares of Series E Preferred Stock were held by the Plan for future matching contributions.

After a participant's shares of common stock contributed by the Company have been held for at least twenty-four months, the participant may elect to reinvest these shares in any of the Fidelity Retirement Government Money Market Portfolio, Fidelity Stable Value Fixed Income Fund, Fidelity Asset Manager, Fidelity Spartan U.S. Equity Index Portfolio, Fidelity Magellan Fund, Warburg Pincus Emerging Growth Fund, or the Warburg Pincus International Equity Fund. Participants who have reached the age of fifty-nine and one-half years or who have become subject to certain distributable events may, at any time, transfer amounts allocated to their individual ESOP accounts or shares of common stock contributed by the Company to these other investment funds, subject to certain restrictions.

Participants may withdraw their contributions and the earnings thereon, subject to certain limitations set forth in the Plan. Certain withdrawals are subject to federal and state income taxes and penalties as required by the Internal Revenue Service ("IRS").

Participants may borrow up to fifty percent or $50,000 of their vested balance, whichever is less (subject to certain limitations set forth in the Plan), excluding their investment in the Mutual Benefit Fund (see Note 3 - Mutual Benefit Fund), for terms not exceeding five years, subject to acceleration under certain circumstances. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted.

Participants are entitled to a distribution of all vested amounts upon termination of employment with the Company. Participants may elect to receive a lump sum payment or, under certain circumstances set forth in the Plan, installment payments, starting no later than April 1 of the year following the attainment of age seventy and one-half years. Participants receiving distributions from the Common Stock Fund or from their ESOP accounts may elect to receive such distributions in the form of whole shares of common stock, with fractional shares distributed in cash, or entirely in cash. Amounts attributable to a participant's interest in all other funds are distributed in cash.

Each participant has the right to confidentially direct the ESOP trustee to vote the shares of the Company's common stock and Series E ESOP Preferred Stock that have been allocated to the participant's accounts, whether or not vested. All undirected and unallocated shares are voted by the ESOP trustee in the same proportion as the shares actually directed by participants. All shares of Company stock in the Plan which are not allocated to participants' accounts will be tendered in proportion to the tender offer instructions made and deemed to be made by participants.

Description of the Series E Preferred Stock
-------------------------------------------

Shares of Series E Preferred Stock entitle holders to cumulative annual dividends of $3.523 per share, payable semi-annually. The Series E shares are convertible at the option of the holder into shares of the Company's common stock on a one-for-one basis, subject to certain adjustments. The Company may, at its option, redeem all or any portion of the Series E Preferred Stock at specified prices, but not less than $48.594 per share, plus all accrued and unpaid dividends to the redemption date. Holders of Series E Preferred Stock would be entitled to preference on distribution of Company assets over holders of Company common stock or any other class or series of stock junior to the Series E Preferred Stock.

Administration
--------------

The Plan is administered by the Inland Steel Industries Thrift Plan Committee ("Committee"), which consists of certain officers of the Company appointed by the Company's Board of Directors. The Harris Trust and Savings Bank served as the trustee of the Common Stock Fund and ESOP Preferred Stock Fund through June 30, 1996. Effective July 1, 1996, LaSalle National Trust N.A., now known as LaSalle National Bank, was appointed trustee of the Common Stock Fund and ESOP Preferred Stock Fund.

Fidelity Management Trust Company ("Fidelity") is Trustee under the Plan with responsibility for administering, holding and investing certain assets of the Plan. The costs of certain administrative and investment services provided by Fidelity are paid from participants' accounts or assets within the appropriate investment option, as applicable.

This description summarizes major provisions of the Plan and is provided for general information purposes only. It does not cover all provisions, limitations and exclusions of the Plan. A full copy of the Plan and additional information about the Plan may be requested from the Plan Administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

Basis of accounting
-------------------

The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Investments and investment income
---------------------------------

Investments in Inland Steel Industries common stock are valued at the last reported sales price on the last business day of the year. Inland Steel Industries Series E Convertible Preferred Stock is currently valued at $48.594 per share, as determined at least annually by an independent appraiser, plus accrued dividends.

The Stable Value Fixed Income Fund consists of unallocated investment contracts with various insurance companies and pooled investment funds held by Fidelity. The unallocated investment contracts earned a fixed rate of return ranging from
5.56 percent to 95.69 percent in 1997 and are stated at contract value plus interest earned to date. All unallocated investment contracts individually represent less than five percent of the Plan's net assets at December 31, 1997 and 1996. The pooled investment funds, which consist of money market funds, are valued at cost plus interest earned to date, which approximates market value.

See Note 3 and Note 4 for a description of the accounting treatment with respect to the Mutual Benefit Fund and the Confederation Life contract, respectively.

The Fidelity Spartan U.S. Equity Index Portfolio is a pooled investment fund which invests in various common stocks. The net assets of this fund are valued at the closing market price on the last business day of the year for the individual securities held in the portfolio.

The Fidelity Retirement Government Money Market Portfolio consists of short term obligations issued or guaranteed by the U.S. Government. The assets in the fund are stated at cost plus interest, which approximates market value.

The Fidelity Asset Manager Fund is an asset-allocation fund which consists of a mix of short-term instruments, bonds and equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Magellan Fund consists of common stock and securities that are convertible into common stock. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Warburg Pincus Emerging Growth Fund invests in domestic common stocks of small and medium-sized companies. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Warburg Pincus International Equity Fund invests in international equity securities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

Realized gains and losses on investment transactions are calculated using the current value method. Under the current value method, realized gains and losses on investments sold are calculated as sales proceeds less an adjusted cost representing current value at the beginning of the year or acquisition cost if acquired during the year.

In accordance with the policy of stating investments at fair market value, the net unrealized appreciation or depreciation of the market value of investments for the year, if any, is reflected in the Statement of Changes in Net Assets Available for Plan Benefits. Unrealized gains or losses are calculated as the current value of investments held at the end of the year less their current value at the beginning of the year or acquisition cost if acquired during the year.

Interest income is accrued as earned, and dividend income is recorded as of the record date.

Contributions and withdrawals
-----------------------------

The Employers must contribute, at a minimum, an amount at least equal to the principal and interest payments due on the Notes Payable of the ESOP Trust less any preferred dividends (see Note 5 - Notes Payable). Since these contributions are used for payments of principal and interest, they are not allocated to participants' accounts. Contributions are recorded in the period accrued by the Company.

Withdrawals and transfers are valued as of the close of the business day in which they occur.

Administrative expenses
-----------------------

Certain trustee fees, certain recordkeeping fees and the investment management fees of all funds except the ESOP Fund and the Common Stock Fund are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Company.

NOTE 3 - MUTUAL BENEFIT FUND:
----------------------------

The Plan maintains an unallocated investment contract with Mutual Benefit Life Insurance Company ("Mutual Benefit"). This contract was initially purchased in January 1989 as an investment of the Fixed Income Investment Fund. The stated terms of the contract include an interest rate of 8.75 percent per annum, with interest paid annually each December 31, and scheduled maturities of fifty percent of the contract value at September 30, 1991 and the remaining balance of the contract value plus any unpaid interest at March 31, 1992.

On July 16, 1991, Mutual Benefit was placed under rehabilitation directed by New Jersey insurance regulators and policy withdrawals and redemptions were suspended pending completion of this plan. Consequently, none of the scheduled maturity payments of the Plan's contract with Mutual Benefit have been received. Interest on the contract through December 31, 1990 has been received.

In response to Mutual Benefit being placed under rehabilitation, the Plan was amended, effective July 1, 1991, to segregate the carrying value of the Mutual Benefit contract, including accrued interest determined in accordance with the terms of the Mutual Benefit contract through June 30, 1991, into a separate fund, called the Mutual Benefit Fund. The amount credited to each participant's Mutual Benefit account was equal to the participant's proportionate interest in the carrying value of the Mutual Benefit Fund at June 30, 1991. No contributions, withdrawals, loans or transfers to or from the Mutual Benefit Fund are permitted, except in certain circumstances as described below. Loans, withdrawals and transfers are limited to the participants' vested balances in the Plan, as defined by the Plan, excluding the participants' balances in the Mutual Benefit Fund.

In November 1993, the Mutual Benefit rehabilitation plan was approved by the courts and in January 1994, the rehabilitation plan was finalized. In accordance with the terms of the rehabilitation plan, during March 1994, Plan participants were given the option of withdrawing their interests in the Mutual Benefit Fund at a reduced value (the "opt-out election") or participating in the rehabilitation plan (the "opt-in election"). Such withdrawal payments were made in September 1994 through a transfer to participants' Stable Value Fixed Income Fund accounts.

Participants who chose the opt-in election will be entitled to their full principal balance plus accrued interest, but will not receive any cash payments, except under certain circumstances, until after the end of the Rehabilitation Period on December 31, 1999. Opt-in participants have been credited with the contract interest rate of 8.75 percent for 1991, 4.0 percent for 1992, 3.5 percent for both 1993 and 1994, 3.55 percent for 1995, 5.75 percent for 1996 and
6.35 percent for 1997. Interest rates for future years will be determined annually based on the investment results of Mutual Benefit. At December 31, 1999, account balances attributed to opt-in participants are to be paid out. Principal and interest on the Mutual Benefit contract is reinsured by a group of insurance companies led by Metropolitan Life Insurance Company and Prudential Life Insurance Company. The carrying value of the portion of the Mutual Benefit contract related to the opt-in participants has not been reduced for any potential loss relating to this contract. At December 31, 1997, the carrying value of the Mutual Benefit Fund in the accompanying financial statements reflects the July 16, 1991 contract value, plus accrued interest through December 31, 1997 under the terms of the rehabilitation plan.

It may be possible under the rehabilitation plan for the Plan to withdraw its participation in the Mutual Benefit contract, however the amounts to be received from such withdrawal would be based on the liquidation value of Mutual Benefit assets at that time. For 1998, Mutual Benefit has announced that such withdrawals may be at contract value, plus accrued interest, without the payment of any fee. Mutual Benefit may also permit individual participant withdrawals for retired participants, certain hardships, death or disability. However, the availability and amount of such withdrawals can only be determined upon the submission of a request to Mutual Benefit and its subsequent review of that request.

Certain unsecured creditors of Mutual Benefit challenged the rehabilitation plan shortly after its approval. In 1996, a settlement agreement was reached with the majority of these unsecured creditors, thereby reducing the possibility of the rehabilitation plan being overturned and any resulting adverse effects on the value of the Mutual Benefit Account.

NOTE 4 - CONFEDERATION LIFE:
---------------------------

The Plan maintained an unallocated insurance contract with Confederation Life Insurance Company ("Confederation Life"). This contract was initially purchased as an investment of the Stable Value Fixed Income Fund in February 1993. The stated terms of the contract included an interest rate of 6.08 percent per annum, with interest paid annually each February, and a scheduled maturity of January 1, 1998.

In August 1994, following the placement of Confederation Life's Canadian operations under the regulatory control of the Canadian government, Michigan insurance regulators filed an order of rehabilitation against the U.S. Branch of Confederation Life Insurance Company.

In response to the seizure of Confederation Life, the trustee and investment manager of the Stable Value Fixed Income Fund (Fidelity) suspended the accrual of interest for the period August 12, 1994 to August 31, 1994 and, effective September 1, 1994, resumed interest accruals at an annual effective rate of 2.00 percent. The contract was not segregated from the Stable Value Fixed Income Fund and participants continued to have the right to make contributions, loans, transfers, and withdrawals to and from this fund. In October 1996, the Confederation Life rehabilitation plan was approved by the courts and in November 1996, the rehabilitation plan was finalized.

The carrying value of the Confederation Life contract in the accompanying financial statements reflects the principal amount of the contract of $5,000,000 plus accrued interest of $296,018 for the year ended December 31, 1996, in accordance with the terms stated above. The carrying value represented Fidelity's best estimate of the fair market value of this contract based on the financial information available as of December 31, 1996.

In accordance with the rehabilitation plan, during March 1997, the Plan elected to receive its contract payments including accrued interest in installments commencing in April 1997. As of May 30, 1997, the Plan has received contract payments totaling $5,908,981 from Confederation Life and state guaranty associations, and additional payments are expected to be minor. The excess of the contract payments received as compared to the carrying value of the Confederation Life contract at December 31, 1996 is due to the rate at which interest was accrued by the Plan and will be recognized as income over a twelve month period extending into 1998.

NOTE 5 - NOTES PAYABLE:
----------------------

In July 1989, the Company and Inland Steel Company ("ISC"), a wholly owned subsidiary of the Company, provided loans to the ESOP Trust of $146,913,160 and $3,086,800, respectively. The ESOP Trust used the proceeds of these loans to purchase 3,086,800 leveraged shares of Series E Preferred Stock from the Company. In September 1990, the ESOP Trust refinanced its loan from the Company through the private placement of notes totaling $146,913,160 with eighteen lenders. The notes are payable in semi-annual installments through July 2004, with an initial average interest rate of 8.65 percent per annum, and are guaranteed by Joseph T. Ryerson & Son, Inc., a majority owned subsidiary of the Company. The note due to ISC was repaid in installments during 1990 and 1991.

Interest and principal payments made by the ESOP Trust are funded by dividends paid by the Company on leveraged shares of the Series E Preferred Stock and additional contributions made by the Company. From time to time, the Company elects to provide additional shares of nonleveraged Series E Preferred Stock to the ESOP Trust to cover employee matching requirements not covered by the release of shares through scheduled principal and interest payments by the ESOP Trust on its outstanding notes.

Cash held by the ESOP Trust at December 31, 1997 and 1996 of $5,327,757 and $5,333,574, respectively, was used for payment of principal and interest due on the Notes Payable of the ESOP Trust. The remaining cash held by the ESOP Trust of $250,014 and $402,218 at December 31, 1997 and 1996, respectively, was used to purchase additional shares of nonleveraged Series E Preferred Stock that were allocated to participants' accounts.

NOTE 6 - TAX STATUS OF THE PLAN:
-------------------------------

On March 18, 1997, the IRS issued a favorable determination letter conditioned upon the adoption of a technical amendment with respect to the qualified tax status of the Plan, as amended, as of September 9, 1996. Such technical amendment was adopted by the Plan subsequent to March 18, 1997. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 7 - PLAN TERMINATION:
-------------------------

The Company anticipates that the Plan will continue, but reserves the right to terminate the Plan at any time. Upon termination of the Plan, all amounts allocated to the participants' accounts, including all employer matching contributions, shall vest immediately. If the ESOP loans are outstanding at the time of termination, they shall be repaid in full through sale of all unallocated shares of the Series E Preferred Stock and any remaining proceeds of such sale shall be allocated to participants' individual ESOP accounts in proportion to shares credited to their ESOP accounts. The Trustee shall then direct the method and manner of distribution of the Plan's assets to participants or their beneficiaries.

NOTE 8 - SUBSEQUENT EVENTS:
--------------------------

Ryerson Tull, Inc. established the Ryerson Tull Savings Plan (the "RT Plan") effective January 1, 1998. As a result, all Ryerson Tull employees who were participating in the Plan were transferred to the RT Plan effective January 1, 1998. All assets of both the Plan and the RT Plan are held in a master trust of which Fidelity is the trustee. The trustee maintains a separate account reflecting the equitable share of each plan in the master trust and in all investments, receipts, disbursements and other transactions under the master trust.

On May 27, 1998 the Company announced that it had signed a definitive agreement under which Ispat International N.V. will acquire Inland Steel Company, the wholly-owned steel manufacturing subsidiary of the Company. The definitive agreement has been approved by the Boards of Directors of both companies and contemplates closing on June 30th, subject to final satisfaction of conditions involving the Pension Benefit Guaranty Corporation, Nippon Steel Corporation and Hart-Scott-Rodino review and other matters.

                                                                      SCHEDULE I
                                                                      ----------


                      INLAND STEEL INDUSTRIES THRIFT PLAN
                  ASSETS HELD FOR INVESTMENT AT PLAN YEAR-END
                               DECEMBER 31, 1997
                               -----------------

Identity of issue, borrower,                               Description of investment including                        Current
lessor or similar party                                      maturity date, rate of interest             Cost          Value
-----------------------                                      -------------------------------             ----          -----
Cash held by ESOP Trust                                                                              $  5,577,771   $  5,577,771
                                                                                                     ------------   ------------

Cash held by Common Stock Fund                                                                          1,009,127      1,009,127
                                                                                                     ------------   ------------

Receivables
-----------
  Loans to participants*                                                                                        -      9,061,116
  Contributions receivable                                                                                241,609        241,609
                                                                                                     ------------   ------------

      Sub-total - Receivables                                                                             241,609      9,302,725
                                                                                                     ------------   ------------

Corporate Stocks - Common
-------------------------
  Inland Steel Industries, Inc.*                         845,725 shares common stock                   23,115,621     14,483,041
                                                                                                     ------------   ------------

Corporate Stocks - Convertible Preferred
----------------------------------------
  Inland Steel Industries ESOP Series E*:
    Shares allocated to participants                   1,603,623 shares preferred stock                77,926,456     77,926,456
    Unallocated shares                                 1,410,925 shares preferred stock                68,562,489     68,562,489
                                                                                                     ------------   ------------

      Sub-total - Convertible Preferred Stock                                                         146,488,945    146,488,945
                                                                                                     ------------   ------------

Interest in Pooled Investment Funds
-----------------------------------
  Fidelity Short-term Investment Fund*                                                                 12,022,949     12,022,949
  Fidelity Spartan U.S. Equity Index Portfolio*        2,857,172 shares in pooled investment fund      68,574,841     99,943,886
  Fidelity Retirement Government Money Market*         6,595,305 shares in pooled investment fund       6,595,304      6,595,304
  Fidelity Asset Manager*                              3,825,788 shares in pooled investment fund      61,858,921     70,203,218
  Fidelity Magellan Fund*                                763,227 shares in pooled investment fund      62,311,064     72,712,619
  Warburg Pincus Emerging Growth Fund                    290,163 shares in pooled investment fund      10,221,544     10,959,469
  Warburg Pincus International Equity Fund               307,184 shares in pooled investment fund       6,079,873      5,225,209
                                                                                                     ------------   ------------

      Sub-total - Interest in Pooled Investment Funds                                                 227,664,496    277,662,654
                                                                                                     ------------   ------------

Unallocated Investment Contracts
--------------------------------
  Bankers Trust                                        Synthetic Contract, due on various maturity
                                                       dates through 1/4/00, 6.07%                      9,852,192      9,852,192


Identity of issue, borrower,                  Description of investment including                                   Current
lessor or similar party                         maturity date, rate of interest                      Cost            Value
----------------------------                  -----------------------------------                    ----            -----

Unallocated Investment Contracts (Cont.)
--------------------------------
     CDC Capital Inc                          Synthetic Contract, due on various maturity         10,188,548       10,188,548
                                              dates through 8/15/01, 7.78%

     CDC Capital Inc                          Synthetic Contract, due on various maturity          2,322,235        2,322,235
                                              dates through 8/15/01, 6.46%

     Chase Manhattan Bank                     Synthetic Contract, due on various maturity          4,788,634        4,788,634
                                              dates through 6/17/02, 7.40%

     Chase Manhattan Bank                     Synthetic Contract, due on various maturity            782,264          782,264
                                              dates through 6/1/98, 95.69%

     Combined Insurance                       Guaranteed Investment Contract, due                  5,701,729        5,701,729
                                              on 3/31/99, 6.12%

     Deutsche Bank                            Synthetic Contract, due on various maturity          2,985,574        2,985,574
                                              dates through 12/15/99, 6.08%

     Deutsche Bank                            Synthetic Contract, due on various maturity          6,133,670        6,133,670
                                              dates through 5/17/04, 5.90%

     Deutsche Bank                            Synthetic Contract, due on various maturity          6,158,190        6,158,190
                                              dates through 8/12/02, 5.88%

     Deutsche Bank                            Synthetic Contract, due on various maturity          5,524,473        5,524,473
                                              dates through 1/15/99, 5.56%

     John Hancock Mutual                      Synthetic Contract, due on various maturity          8,342,156        8,342,156
                                              dates through 4/16/02

     Lincoln National                         Guaranteed Investment Contract, due                 11,816,477       11,816,477
                                              on 1/4/00, 5.85%

     Metropolitan Life                        Guaranteed Investment Contract, due on               4,316,723        4,316,723
                                              6/1/99, 6.42%

     Morgan Guaranty                          Synthetic Contract, due on various maturity          9,912,527        9,912,527
                                              on 8/15/00, 7.85%

     Morgan Guaranty                          Synthetic Contract, due on various maturity          9,904,434        9,904,434
                                              on 1/15/01, 7.90%

Identity of issue, borrower,                         Description of investment including                          Current
lessor or similar party                                maturity date, rate of interest                Cost         Value
----------------------------                           -------------------------------                ----         -----

Unallocated Investment Contracts (Cont.)
--------------------------------
     Mutual Benefit Life Insurance Company    Group Annuity Contract GA-5016-002                   14,597,149    14,597,149
                                              original maturity schedule for two
                                              installments due on 9-01-91 and 3-31-92,
                                              original interest 8.75%

     New York Life                            Guaranteed Investment Contract, due                   7,293,079     7,293,079
                                              on 11/19/01, 6.88%

     Ohio National Life Insurance             Guaranteed Investment Contract, due                   5,200,964     5,200,964
                                              on 4/10/01, 7.02%

     Pacific Mutual Life Insurance            Guaranteed Investment Contract, due in three         13,293,844    13,293,844
                                              installments on 3/31/98, 6/30/98, 12/30/98, 7.00%

     Peoples Security Life                    Synthetic Contract, due on various maturity           5,424,456     5,424,456
                                              dates through 9/28/00, 6.77%

     Peoples Security Life                    Synthetic Contract, due on various maturity           4,329,146     4,329,146
                                              dates through 7/31/00, 6.67%

     Peoples Security Life                    Synthetic Contract, due on various maturity           2,397,783     2,397,783
                                              dates through 3/26/01, 6.16%

     Peoples Security Life                    Synthetic Contract, due on various maturity           9,583,787     9,583,787
                                              dates through 7/25/01, 7.68%

     Peoples Security Life                    Synthetic Contract, due on various maturity           9,826,109     9,826,109
                                              dates through 9/25/98, 8.25%

     Peoples Security Life                    Synthetic Contract, due on various maturity           7,975,148     7,975,148
                                              dates through 3/15/01, 5.81%

     Peoples Security Life                    Synthetic Contract, due on various maturity           2,401,518     2,401,518
                                              dates through 3/15/01, 5.81%

     Peoples Security Life                    Synthetic Contract, due on various maturity           1,400,696     1,400,696
                                              dates through 6/25/98, 7.62%

     Principal Mutual                         Guaranteed Investment Contract, due on                4,431,965     4,431,965
                                              7/02/01, 7.15%





Identity of issue, borrower,                  Description of investment including                                      Current
  lessor or similar party                       maturity date, rate of interest                        Cost             Value
  -----------------------                       -------------------------------                        ----             -----

Unallocated Investment Contracts (Cont.)
---------------------------------
     Principal Mutual                         Guaranteed Investment Contract, due on                  2,428,010       2,428,010
                                              12/31/00, 7.00%
     Principal Mutual                         Guaranteed Investment Contract, due on                  5,476,534       5,476,534
                                              8/30/01, 7.23%
     Provident Life & Accident                Guaranteed Investment Contract, due                    15,006,426      15,006,426
                                              on 12/1/98, 6.10%

     Safeco Life Insurance                    Guaranteed Investment Contract, due                     5,106,836       5,106,836
                                              on 8/31/00, 7.09%

     Security Life of Denver                  Guaranteed Investment Contract, due                     3,060,615       3,060,615
                                              on 8/31/99, 6.22%

     State Street Bank                        Synthetic Contract, due on various                      3,558,108       3,558,108
                                              maturity dates through 4/15/03, 5.81%

     Transamerica Occidental                  Guaranteed Investment Contract, due                     5,197,294       5,197,294
                                              on 2/12/01, 6.89%

     Union Bank of Switzerland                Synthetic Contract, due on various                      5,270,748       5,270,748
                                              maturity dates through 5/20/02, 6.36%

     Union Bank of Switzerland                Synthetic Contract, due on various                      2,006,214       2,006,214
                                              maturity dates through 8/15/02, 6.78%

     Union Bank of Switzerland                Synthetic Contract, due on various                     10,161,794      10,161,794
                                              maturity dates through 11/9/98, 7.88%

     Union Bank of Switzerland                Synthetic Contract, due on various                      3,509,444       3,509,444
                                              maturity dates through 4/15/04, 6.82%                ------------    ------------


        Sub-total - Unallocated Investment Contracts                                                247,667,493     247,667,493
                                                                                                   ------------    ------------

           Total Assets                                                                            $651,765,062    $702,191,756
                                                                                                   ============    ============

*Permitted party in interest transaction.

                                                                     SCHEDULE II
                                                                     -----------

                      INLAND STEEL INDUSTRIES THRIFT PLAN
                      -----------------------------------

                  AGGREGATE TRANSACTIONS INVOLVING AN AMOUNT
                    IN EXCESS OF 5% OF THE CURRENT VALUE OF
               PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1997
               ------------------------------------------------



                                                                                  Expense                 Current value
                                                                                 incurred                  of asset on
Identity of party                              Purchase      Selling    Lease      with        Cost of     transaction    Net gain
    involved            Description of asset     price        price     rental  transaction     asset         date       or (loss)
-----------------       --------------------  -----------  -----------  ------  -----------  -----------  -------------  ----------
Series of Transactions
----------------------
with the Same Party
-------------------
Fidelity Management         Stable Value      $53,561,248                  -         -       $53,561,248  $53,561,248        -
 Trust Company           Fixed Income Fund                 $91,368,259     -         -        91,368,259   91,368,259        -

Fidelity Management        Magellan Fund       18,752,423                  -         -        18,752,423   18,752,423        -
 Trust Company                                              30,105,609     -         -        26,502,056   26,770,978    $3,603,553

Fidelity Management          ESOP Fund          8,611,029                  -         -         8,611,029    8,611,029        -
 Trust Company                                              27,879,082     -         -        22,397,244   26,242,165     5,481,838

Fidelity Management        Asset Manager       16,618,882                  -         -        16,618,882   16,618,882        -
 Trust Company                                              27,140,190     -         -        23,986,301   24,871,110     3,153,889

Fidelity Management          Spartan US        29,109,403                  -         -        29,109,403   29,109,403        -
 Trust Company              Equity Index                    36,708,721     -         -        27,035,339   30,368,076     9,673,383

                                  SIGNATURES

     Inland Steel Industries Thrift Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              INLAND STEEL INDUSTRIES THRIFT PLAN
                              ------------------------------------
                                         (Name of Plan)



Date: June 25, 1998                  By: VICKI L. AVRIL
                                         --------------------------
                                         Vicki L. Avril
                                                Treasurer
                                                and
                                                Member of Inland Steel
                                                Industries Thrift
                                                Plan Committee

                               Index to Exhibits



Exhibit                                                Sequential
Number                    Description                   Page No.
-------        ----------------------------------      ----------
  1            Consent of Independent Accountants          --